

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Jiexiang Aloysius Chong
Chief Executive Officer
Simpple Ltd.
71 Ayer Rajah Crescent
#03-07
Singapore 139951

  **Re: Simpple Ltd.**
    **Registration Statement on Form F-1**
    **Filed November 17, 2023**
    **File No. 333-275633**

Dear Jiexiang Aloysius Chong:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rebekah Reed at 202-551-5332 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Lawrence S. Venick